ARBE ROBOTICS LTD.

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

June 26, 2024

By EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Arbe Robotics Ltd.
Registration Statement on Form F-3
Filed June 18, 2024
File No. 333-280319

Ladies and Gentlemen:

Pursuant to Rule 461, Arbe Robotics Ltd. requests acceleration of effectiveness of the above referenced registration statement on Form F-3 to 4:30 P.M. on Thursday, June 27, 2024, or as soon thereafter as possible.

Very truly yours,

/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka, Chief Executive Officer